Mail Stop 6010

      June 30, 2005

Mr. Gary H. Brooks
Chief Executive Officer
Positron Corporation
1304 Langham Creek Drive, Suite 300
Houston, TX 77084

      Re:	Positron Corporation
Form 10-KSB for the Year Ended December 31, 2004
Form 10-KSB/A for the Year Ended December 31, 2004
Form 10-QSB for the Quarter Ended March 31, 2005
		File No. 000-24092

Dear Mr. Brooks:

      We have reviewed your filings and have the following comments.
We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the Year Ended December 31, 2004

Financial Statements, page 38

Note 3.  Inventories, page 46

1. We note on page 2 that you reacquired one of your POSICAM systems,
which is being held in inventory for resale, and we note from page
8
that you did not have any outstanding orders as of December 31, 2004.
Tell us whether this system can be resold and if you have recorded an inventory reserve for this system. Additionally, please tell us why there is no amount presented in finished goods relating to the returned system.

Note 6.  Notes Payable to Affiliated Entity, page 47

2. Please tell us why you concluded that a beneficial conversion feature does not exist with the notes issued to IMAGIN on May 26, 2004, June 17, 2004 and July 15, 2004. Please be detailed in your response.

Form 10-QSB for the Quarter Ended March 31, 2005

Note 5. Convertible Notes Payable to Affiliated Entity, page 7

3. We note that you determined that the convertible notes issued to
Solaris contained a beneficial conversion feature and you
calculated
the beneficial conversion feature to be $1 million, equal to the amount of the proceeds received and obligation under the notes. The promissory note filed as Exhibit 10.84 to your Form 10-KSB/A, filed
on April 19, 2005, indicates that the debt is convertible into shares
of Series E Preferred Stock at a conversion price of $1.00 per share.
Those shares are in turn convertible into an aggregate of
22,000,000
shares of your common stock. It appears that you have recorded the beneficial conversion feature based on the difference between the market price of your common stock on the date of the agreement and the conversion price. However, the conversion to common stock requires an amendment to your Articles of Incorporation which must be approved by current stockholders. In this regard, please tell us and revise your disclosure in future filings as appropriate as follows:

* How you considered the contingency relating to stockholder approval of the conversion of the Series E Preferred Stock into 22,000,000 shares of common stock in your calculation of the beneficial conversion feature. Refer to the guidance in paragraph 13 of EITF 98-5 and Part II of EITF 00-27.

* How you calculated the value of the beneficial conversion feature to be $1,000,000 and how you determined the fair value of the Series
E Preferred Stock to be issued upon the initial conversion.

* It appears that the intrinsic value of the beneficial conversion feature may have been greater than the proceeds from the convertible instrument. If so, revise future filings to clearly disclose the excess of the aggregate fair value of the instrument that the holder would receive at conversion in excess of the proceeds received. Refer to paragraph 7 of EITF 98-5.

* Clearly disclose all significant terms relating to the conversions associated with all of your outstanding convertible notes.
Clearly
describe any contingencies associated with the conversions.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Tom Dyer, Staff Accountant, at (202) 551-3641
or
Kevin Vaughn, Reviewing Accountant, at (202) 551-3643 or me at
(202)
551-3327 if you have questions regarding comments on the financial statements and related matters.


      Sincerely,


      Michele Gohlke
      Branch Chief
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Mr. Gary H. Brooks
Positron Corporation
June 30, 2005
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